manatt | phelps | phillips	David Gershon Manatt, Phelps & Phillips, LLP Direct Dial: (415) 291-7550 E-mail: DGershon@manatt.com

December 22, 2016

VIA EDGAR

Dietrich A. King

Assistant Director

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: CVB Financial Corp.

Registration Statement on Form S-4

Filed November 14, 2016

File No. 333- 214576

Dear Mr. King:

On behalf of CVB Financial Corp (“CVB Financial” or the “Company”), this letter responds to the Staff’s comment letter dated December 6, 2016 (the “Comment Letter”) with respect to the above-referenced filing. Each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. The Company filed Amendment No. 1 to the registration statement on December 12 and all page references in the Company’s responses below regarding revised disclosure refer to such filing.

Opinion of Vining Sparks for Valley’s Board of Directors, page 43

1.	We note Valley management provided Vining Sparks with projected earnings forecasts for 2016 through 2020, which Vining Sparks used to prepare its Present Value Analysis and its Discounted Cash Flow Analysis. Please disclose these projections in this section of the prospectus.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 to address the comment.

Offer of Employment to Bill Kitchen, page 51

One Embarcadero Center, 30th Floor, San Francisco, California 94111 Telephone: 415.291.7400 Fax: 415.291.7474

Albany | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt | phelps | phillips

Dietrich A. King

December 22, 2016

2.	Please tell us what consideration you have given to disclosing the terms of employment offered to Mr. Kitchen.

Response

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 53 to describe the materials terms of the employment offered to Mr. Kitchen. In addition, the Company has filed a copy of the Mr. Kitchen’s offer letter as Exhibit 10.2 to the Registration Statement.

Tax Opinion

3.	Please have counsel provide an opinion as to the material tax consequences of the merger that result from the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Please see Section III.C of Staff Legal Bulletin No. 19. In addition, please have counsel revise its opinion to remove the limitation on reliance in the second paragraph of the opinion. Please Section III.D.1 of Staff Legal Bulletin No. 19.

Response

The Company respectfully acknowledges the Staff’s comments. The Company has revised the disclosure beginning on page 75 to state that our opinion as to the material tax consequences of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code is as set forth in the tax consequences section of the prospectus.

In addition, we have revised our opinion to address the comments. A copy of the revised opinion is filed as Exhibit 8.1 to Amendment No. 1 to the registration statement.

*            *             *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (415) 291-7550. We thank you in advance for your attention to the above.

Sincerely,

/s/ David Gershon
David Gershon

cc:	E. Allen Nicholson
CVB Financial Corp.

Eileen Lyon,
CVB Financial Corp.

Craig D. Miller, Esq.